Issuer Free Writing Prospectus

Dated May 14, 2007

Filed Pursuant to Rule 433

Registration Statement No. 333-142900

Xerox Corporation

Pricing Term Sheet

Issuer:	Xerox Corporation
Security Description:	Senior Notes
Distribution:	SEC Registered
Size:	$1,100,000,000
Coupon:	5.500%
Maturity:	May 15, 2012
Offering Price:	99.613%
Yield to Maturity:	5.590%
Spread to Benchmark:	98 bps
Benchmark:	4.500% due April 2012
Anticipated Ratings:	Baa3 (positive outlook) / BBB- (stable outlook) / BBB- (stable outlook)
Interest Payment Dates:	May 15, November 15
Beginning:	November 15, 2007
Record Dates:	May 1, November 1
Make-Whole Call:	T+15bps
Trade Date:	May 14, 2007
Settlement Date:	May 17, 2007 (T+3)
CUSIP:	984121 BS1

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Lead Managers:	Banc of America Securities LLC Barclays Capital Inc. BNP Paribas Securities Inc. Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. UBS Securities LLC

Co-Managers:	Bear, Stearns & Co. Inc. Lehman Brothers Inc. Mizuho Securities USA Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Use of Proceeds

The net proceeds of this offering after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, are expected to be approximately $1,088,393,000. We will use the net proceeds of this offering to repay our $1 billion borrowing under our Bridge Credit Agreement that was used to partially fund our May 11, 2007 acquisition of the stock of Global Imaging, as required by the terms of the Bridge Credit Agreement. The borrowing under the Bridge Credit Agreement currently bears interest at a rate of 5.87% and matures on April 28, 2008. Any remaining net proceeds will be used for general corporate purposes.

As Adjusted Financial Data

As of March 31, 2007, on an as adjusted basis assuming the consummation of this offering and application of the net proceeds therefrom and taking into account that we borrowed $1 billion under our Bridge Credit Agreement to partially fund our acquisition of the stock of Global Imaging and that we borrowed $300 million under our 2007 Credit Facility (of which $200 million was used to repay outstanding debt of Global Imaging), we would have had $8.4 billion of debt, on a consolidated basis, of which $1.9 billion would have been secured, and $0.6 billion of liabilities to subsidiary trusts issuing preferred securities outstanding.

Offering Expenses

We estimate that our total expenses of this offering will be approximately $750,000.

This information updates and supersedes the information in our Prospectus Supplement, Subject to Completion dated May 14, 2007, To Prospectus Dated May 14, 2007.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407 or J.P. Morgan Securities Inc. collect at (212) 834-4533.